SECURITI[illegible] [illegible]ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-44949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INTERLINK SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Boulevard, Suite 300
(No. and Street)

Woodland Hills	California	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Wolfe, President — (818) 992-6700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 6/12

OATH OR AFFIRMATION

I, Barry Wolfe, swear that, to the best of my knowledge and belief, the accompanying financial statements for the year ended March 31, 2007 and supplemental schedule as of March 31, 2007 pertaining to Interlink Securities Corp (the "Company") are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California
County of Los Angeles
Subscribed and sworn to (~~or affirmed~~) before me on this 21 day of May, 2007, by Barry Wolfe, ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature ______________

Notary Public

Signature

President
Title


EVELIN C. AVILES
Commission # 1573095
Notary Public - California
Los Angeles County
My Comm. Expires Apr 26, 2009

This report* contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)	(d)	Statement of Cash Flows.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirement, See Note 6 to financial statements).
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirement, See Note 6 to financial statements).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report (not required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control.)

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Interlink Securities Corp:

We have audited the following financial statements of Interlink Securities Corp (the "Company"), a wholly owned subsidiary of Marsh Private Client Life Insurance Services, as of and for the year ended March 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Interlink Securities Corp at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, of Interlink Securities Corp as of March 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 21, 2007

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,623,980
COMMISSIONS RECEIVABLE	136,261
DEFERRED INCOME TAXES	8,186
PREPAID EXPENSES	20,110
TOTAL	$ 1,788,537

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 5,268
Intercompany payable	475,655
Income tax payable	172,833
Accounts payable and accrued expense	66,062
Total liabilities	719,818
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — 1,000 shares authorized; 500 shares issued and outstanding	5,000
Additional paid-in capital	20,085
Retained earnings	1,043,634
Total stockholder's equity	1,068,719
TOTAL	$ 1,788,537

See notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2007

REVENUES:	
Commission revenues	$ 2,329,540
Interest income	2,975
Total revenues	2,332,515
EXPENSES:	
Commissions	371,708
Intercompany overhead allocation	1,212,000
Legal and professional	295,436
Other general and administrative	49,933
Total expenses	1,929,077
INCOME BEFORE PROVISION FOR INCOME TAXES	403,438
PROVISION FOR INCOME TAXES	160,708
NET INCOME	$ 242,730

See notes to financial statements.

INTERLINK SECURITIES CORP

(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — April 1, 2006	$ 5,000	$ 20,085	$ 800,904	$ 825,989
Net income			242,730	242,730
BALANCE — March 31, 2007	$ 5,000	$ 20,085	$ 1,043,634	$ 1,068,719

See notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 242,730
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(12,126)
Changes in assets and liabilities:	
Commissions receivable	133,169
Prepaid expense	(6,927)
Income tax receivable	60,103
Commissions payable	(9,791)
Intercompany payable	284,410
Income tax payable	172,833
Accounts payable and accrued expense	27,943
Net cash provided by operating activities	892,344
CASH AND CASH EQUIVALENTS — Beginning of year	731,636
CASH AND CASH EQUIVALENTS — End of year	$ 1,623,980

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Interlink Securities Corp (the "Company"), a California corporation, was established as a wholly owned subsidiary of Marsh Private Client Life Insurance Services (formerly known as Centrelink Insurance and Financial Services), which is a wholly owned subsidiary of Marsh USA, Inc. ("Marsh"). The Company commenced operations on June 1, 2001 and is registered as a broker-dealer under the Securities Exchange Act of 1934.

As a member of the National Association of Securities Dealers, Inc., the Company engages in securities brokerage and the sale of securities and insurance products, such as mutual funds, variable annuities, and variable universal life insurance.

The Company's business is limited to the sale of mutual funds and insurance products noted above and does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(1).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Commissions Receivable and Payable — Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the sales representatives affiliated with the Company in connection with the sale of financial products.

Commission Revenues and Commission Expenses — Commission revenues and commission expenses relate to distribution of insurance products and are recorded on an accrual basis. Commission revenues and any resulting commission expense are accrued and earned when the insurance protection is afforded and the commission amount can be reasonably estimated, based upon the effective date of the underlying insurance contract.

Income Taxes — The Company is included in the federal and state income tax returns filed by Marsh and the Company is allocated income tax expense and benefits based upon the separate return method. Deferred income taxes, which arise principally from temporary differences between the period in which

certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the provision for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of changes in tax laws.

Comprehensive Income — There are no differences between comprehensive income and net income on the accompanying statement of operations.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. FIN No. 48 is effective for the Company beginning April 1, 2007. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

3. INCOME TAXES

For the year ended March 31, 2007, the provision for income taxes was $160,708, which consists of current federal and state income taxes of $137,169 and $35,665, respectively, and federal deferred taxes of $12,126. The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of California franchise taxes. The deferred income taxes at March 31, 2007 consists primarily of the federal tax benefit from current-year California franchise taxes.

4. RELATED-PARTY TRANSACTIONS

Marsh Private Client Life Insurance Services provides various transactions such as providing certain general and administrative, legal, and compliance services to the Company which are recorded through the intercompany accounts. The charges for such services totaled $1,454,045 for the year ended March 31, 2007. At March 31, 2007, the Company had an intercompany payable balance of $475,655 for such services. Intercompany balances, if any, are non-interest bearing and typically settled eight days after month end.

A director of the Company is also an employee of Marsh Private Client Life Insurance Services. This director did not receive any compensation from the Company for the year ended March 31, 2007.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital.

At March 31, 2007, the Company had net capital of $1,040,423 (as amended), which was $992,435 in excess of the amount required to be maintained, and the ratio of aggregate indebtedness to net capital was 0.69 to 1.

6. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(1) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds, and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2007

NET CAPITAL — Total stockholder's equity from the statement of financial condition	$ 1,068,719
DEDUCTIONS — Nonallowable assets included in the statement of financial condition:	
Deferred income taxes	8,186
Prepaid expenses	20,110
Total deductions	28,296
NET CAPITAL	$ 1,040,423
AGGREGATE INDEBTEDNESS	$ 719,818
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 47,988
EXCESS NET CAPITAL	$ 992,435
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.69 to 1

There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part II, filed on May 21, 2007.



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

May 21, 2007

To the Board of Directors of
Interlink Securities Corp:

In planning and performing our audit of the financial statements of Interlink Securities Corp (the "Company") as of and for the year ended March 31, 2007 (on which we issued our report dated May 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END